Accenture plc

VIA EDGAR

October 19, 2010

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated October 12, 2010 concerning

Accenture SCA

Preliminary Information Statement on Schedule 14C

Filed October 8, 2010

File No. 000-49713

Dear Ms. Mills-Apenteng:

Accenture SCA (the “Company”) submits the following response to your letter dated October 12, 2010 regarding the Securities and Exchange Commission Staff’s review of the Company’s Preliminary Information Statement on Schedule 14C, filed on October 8, 2010 (the “Information Statement”).

To assist your review, we have retyped the text of the Staff’s comment in italics below.

Item No. 1 – Amendment to definition of “Valuation Ratio”, page 6

1.       It appears that the proposal seeks to delete portions of Article 24 of the company’s Articles of Association relating to the adjustment mechanism for the valuation ratio. Please provide contextual background by briefly explaining the purpose of the provisions that you seek to delete and why the company believes that they are no longer necessary. Further, discuss the impact of the deleted provisions on shareholders, including the Limited Shareholders. In order to provide balanced disclosure, disclose any significant risks to the company or Limited Shareholders related to taking this action.

In response to the Staff’s comment we intend to revise the disclosure on page 6 of the Information Statement by replacing the first paragraph under Item No. 1 with the following:

“At the Annual General Meeting, the shareholders of Accenture SCA will be asked to vote on an amendment to the definition of “Valuation Ratio” contained in Article 24 of the Company’s articles of association to fix the ratio used for determination of the redemption price or number of shares of Accenture plc Class A Ordinary Shares to be issued upon a redemption of Class I Common Shares from the Limited Shareholders

(as defined in the articles of associations). The definition of “Valuation Ratio” originally contained in Article 24 had the effect of limiting the flexibility of Accenture plc (and its predecessor), the general partner of the Company, because it provided that if a material amount of separate assets were acquired, including from Accenture SCA, or liabilities were incurred, by Accenture plc (or its predecessor), then the Valuation Ratio was subject to adjustment “in order to reflect the relative fair market values of” an Accenture plc Class A Ordinary Share and a Class I Common Share of SCA. This adjustment would not be made pursuant to a pre-determined formula, but rather would occur using a “process for equitable adjustment” to be agreed upon by the general partner of Accenture SCA as well as the shareholders or a third party arbitrator if they could not agree. The nature and methodology of such adjustments were not clearly delineated, and since such adjustments could have potentially affected the value that the Limited Shareholders would receive when they sought to redeem their SCA shares, the general partner did not acquire or incur any separate material assets or liabilities. The effect of the proposed amendment is to reduce such uncertainty by ensuring that the Valuation Ratio will remain fixed (subject to customary anti-dilution adjustments) and therefore facilitate Accenture plc’s ability to acquire assets, including from third parties or Accenture SCA, and incur liabilities without the need to consider adjusting the ratio used for determining the number of Accenture plc Class A Ordinary Shares delivered in redemption of, or used to calculate the redemption price for, Class I Common Shares. After giving effect to the amendment, the ratio shall (except in connection with certain transaction effecting the capital stock of Accenture plc) be one-to-one, such that one share of Accenture plc shall be delivered in redemption or used to calculate the redemption price for each Class I Common Share of Accenture SCA.? Accenture plc and Accenture SCA believe that eliminating this provision at this time will provide Accenture plc with greater flexibility to create a more efficient corporate structure, including by acquiring assets from Accenture SCA, and otherwise engage in transactions that will promote shareholder value . If Accenture plc acquires assets from Accenture SCA, Accenture SCA will need to determine the relative values of the acquired assets and the assets remaining at Accenture SCA. This will expose the Limited Shareholders to the risk that if these determinations do not accurately reflect the current or future values of the assets, the value of the Limited Shareholders interest in Accenture SCA could be adversely affected. However, this risk will be mitigated because the Limited Shareholders will continue to enjoy the benefit of their redemption rights based on a fixed one-to-one ratio for Accenture plc shares, which will allow them to share in the value of the assets that had been acquired from Accenture SCA.”

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Richard Buchband at (312) 693-4544 or the undersigned at (917) 452-0097 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE SCA

By:	/s/ Julie Spellman Sweet
	Name:	Julie Spellman Sweet
	Title:	General Counsel, Secretary and Chief Compliance Officer, Accenture plc

cc:	Pamela J. Craig, Accenture

Jamey Shachoy, Accenture

Richard Buchband, Esq., Accenture

Michael Nathan, Esq., Simpson Thacher & Bartlett LLP

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